Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2016
Earnings
Income before income taxes	$6,526
Add/(Deduct):
Equity in net income of affiliated companies	(939)
Dividends from affiliated companies	827
Fixed charges excluding capitalized interest	1,848
Amortization of capitalized interest	19
Earnings	$8,281

Fixed Charges
Interest expense	$1,770
Interest portion of rental expense (a)	78
Capitalized interest	15
Total fixed charges	$1,863

Ratios
Ratio of earnings to fixed charges	4.4
__________
(a) One-third of all rental expense is deemed to be interest.